UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32997

MAGNUM HUNTER RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

909 Lake Carolyn Parkway, Suite 600

Irving, Texas 75039

(832) 369-6986

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($.01 par value)*

10.25% Series C Cumulative Perpetual Preferred Stock

8.0% Series D Cumulative Preferred Stock

Depositary Shares, each representing a 1/1,000 interest in a share of 8.0% Series E Cumulative Convertible Preferred Stock

9.75% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock ($.01 par value): 0*

10.25% Series C Cumulative Perpetual Preferred Stock: 0

8.0% Series D Cumulative Preferred Stock: 0

Depositary Shares, each representing a 1/1,000 interest in a share of 8.0% Series E Cumulative Convertible Preferred Stock: 0

9.75% Senior Notes due 2020

*  On April 18, 2016, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Chapter 11 plan of reorganization (the “Plan”) of Magnum Hunter Resources Corporation (the “Company”). The Plan became effective on May 6, 2015 (the “Effective Date”). Pursuant to the Plan, on the Effective Date, among other things: (1) all previously issued securities of the Company, including the securities listed in this Form 15 and the Common Stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Date  (the “Old Common Stock”) were cancelled and extinguished and (2) new Common Stock, par value $0.01 per share, of the Company (the “New Common Stock”) was issued for distribution in accordance with the Plan. The number of holders of record of the New Common Stock is less than 300. This Form 15 is intended to suspend all filing obligations under Section 15(d) with respect to both the Company’s Old Common Stock extinguished in accordance with the Plan and any obligation which may exist with respect to its New Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date:	May 6, 2016	By:	/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer